Variable Life Insurance Company

ACCELERATION OF LIFE INSURANCE DEATH BENEFIT FOR QUALIFIED

LONG-TERM CARE SERVICES RIDER

We agree, subject to the terms and conditions of this rider and the policy, to make available the payments described below, as an acceleration of the Death Benefit, in order to reimburse expenses as a result of the Insured receiving “Qualified Long-term Care Services” as defined in the General Definitions section of this rider. Such payments shall reduce the Death Benefit payment which would otherwise be payable under the policy upon the death of the Insured.

This rider is made a part of the policy to which it is attached, in consideration of the application, a copy of which is attached to and made a part of the policy, and the rider charges as shown in the Specifications section of the policy.

If the policy contains a waiver of charges rider and we waive charges on the policy in accordance with that rider, we will waive charges for this rider as well. Benefits for this rider may vary in accordance with the investment experience of a separate account. The Date of Issue of this rider is as provided in the Specifications section of the policy. This rider is not eligible for dividends.

FEDERAL INCOME TAX TREATMENT OF THIS RIDER

Long-term care insurance was granted favorable federal income tax treatment in the Health Insurance Portability and Accountability Act of 1996. Contracts meeting certain criteria outlined in this Act are eligible for this treatment. To the best of our knowledge, we have designed this rider to meet the requirements of this law. This rider is intended to be a qualified long-term care insurance contract under Internal Revenue Code section 7702B(b). The benefits provided by the policy are intended to be excludable from federal gross income under sections 7702B and 101(g), as may be amended from time to time. If, in the future, it is determined that this rider does not meet these requirements we will make reasonable efforts to amend the rider if we are required to do so in order to comply. We will offer you an opportunity to receive these amendments. Charges for this rider, shown in the Specifications of the policy, may be distributions for income tax purposes. If you have any questions concerning the tax implications of this rider, you should consult with an attorney or qualified tax advisor.

THIRTY-DAY FREE LOOK

The Owner may surrender this rider by delivering or mailing it to the Company at its Home Office (or, if applicable, to the agent or agency office through which it was delivered) within 30 days after receipt by the Owner of this rider. Immediately on such delivery or mailing, this rider shall be deemed void from the beginning. Receipt by the Owner of this rider will occur (i) on the fifth day after this policy has been placed in the U.S. Mail, first class postage prepaid, addressed to the Owner or (ii) on the date the Company sends an electronic mail message (“e-mail”) to the Owner’s address as shown in the application confirming that the policy is available to be viewed on the website used by the Company for document delivery. We will then reverse any charges applicable to this rider, and the rider will be treated as if it had never been issued.

NOTICE TO BUYER

This rider may not cover all of the costs associated with long-term care that the Insured incurs during the period of coverage. You are advised to review all benefit limitations carefully. THIS IS NOT A MEDICARE SUPPLEMENT POLICY.

CAUTION

The issuance of this rider is based upon our issuance of the policy and the Insured’s responses to the questions on the application for this rider. A copy of the application for the policy and the application for this rider is attached to the policy. If the Insured’s answers are not complete, true, and correctly recorded, we have the right (in addition to any recission rights described in the policy) to deny benefits or rescind the rider subject to the Time Limit on Certain Defenses provision. The best time to clear up any questions is now, before a claim arises! To contact us, write to: [John Hancock Variable Life Insurance Company, John Hancock Place, P.O. Box 717, Boston, Massachusetts, 02117 or call us at 1-800-543-6415].

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GENERAL DEFINITIONS

The terms “Accelerated Benefit Amount” and “Accelerated Benefit payment” are as defined under the “Long-Term Care Benefits” provision of this rider.

The term “Activities of Daily Living” means the following activities:

•	Bathing which means washing oneself by sponge bath, or in either a tub or shower, including the task of getting in or out of the tub or shower.

•

Continence which means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

•	Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

•	Eating which means feeding oneself by getting food to his/her body from a receptacle (such as a plate, cup or table) or being fed by a feeding tube or intravenously.

•	Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•	Transferring which means moving into or out of a bed, chair, or wheelchair.

The term “Adult Day Care” means a program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

The term “Adult Day Care Center” means a place that is licensed to provide Adult Day Care by the jurisdiction in which the services are provided. If licensing is not required, Adult Day Care Center means a place that provides Adult Day Care, has enough full-time staff to maintain no more than an 8 to 1 client-staff ratio, and has established procedures for obtaining appropriate aid in the event of a medical emergency.

The term “Assisted Care Living Facility” means a facility which:

•	is licensed according to the laws of the jurisdiction in which it is located; or

•	meets all of the following —

•	has a 24-hour on-site staff to provide Custodial Care;

•	provides Custodial Care services for a charge, including room and board;

•	has established procedures for obtaining appropriate aid in the event of a medical emergency; and

•	provides Custodial Care services to 10 or more persons.

The term “Calendar Month” means the consecutive day period (e.g., 28, 29, 30 or 31-day period, as the case may be) that begins at 12:01 a.m. on the first day of a month.

The term “Calendar Week” means the 7-day consecutive period that begins on Sunday at 12:01 a.m.

The term “Cognitive Impairment” means a deficiency in a person’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. The need for substantial supervision due to the presence of Cognitive Impairment must be established by any of the following:

•	the Insured has a score of 6 or more wrong on the Short Portable Mental Status Questionnaire (SPMSQ) or its current equivalent; or

•	the Insured exhibits behavioral problems which require supervision in order to protect him or herself or others, and has a score of 4 or more wrong on the SPMSQ or its current equivalent; or

•

the Insured requires verbal supervision or cueing in order to perform at least two of the Activities of Daily Living more than half of the times that those same Activities of Daily Living are performed in a Calendar Week.

The term “Custodial Care” means care ordered by a Physician due to the Insured’s Cognitive Impairment or need for assistance in the Activities of Daily Living.

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The term “Date of Service” means:

•	a day that is used to measure eligibility for Accelerated Benefits Amounts under this rider (including Dates of Service during the Elimination Period) on which the Insured:

•	is a resident in a Nursing Home or an Assisted Care Living Facility; or

•	receives Home Health Care, Adult Day Care, Hospice Care, or Respite Care; or

•	a day that would be eligible for benefits under this rider but for the fact that the services involved are Medicare eligible.

The term “Elimination Period” means the required period of time while the policy is in force that must elapse before any Accelerated Benefit Amount is available to you under this rider. Such period of time is equal to 100 Dates of Service. The 100 Dates of Service used to satisfy the Elimination Period do not need to be consecutive and may be accumulated under separate requests for acceleration. No day may be counted as more than one day towards the satisfaction of the Elimination Period. Only one complete Elimination Period needs to be met while the policy is in force. The Elimination Period starts on the first Date of Service.

The term “Home Health Care” means services (including Hospice and Respite Care) the primary function of which is to provide professional care for the Insured’s benefit and meets one of the following requirements:

•	they are provided by a Home Health Care Provider or an Adult Day Care Center; or

•	they are performed by a home health aide whose services consist primarily of assisting the Insured in the Activities of Daily Living or because of a Cognitive Impairment.

Home Health Care also includes Incidental Homemaker Services. Incidental Homemaker Services means services incidental to care with the Activities of Daily Living or because of a Cognitive Impairment which are included in a Plan of Care and which provide one of more of the following non-medical support services necessary for the Insured to remain in his or her home: meal preparation; laundry; light housekeeping; supervising self-administration of medication; and shopping for food, medical supplies or medication. Incidental Homemaker Services must be provided during the same visit and by the same individual providing care with the Activities of Daily Living or because of a Cognitive Impairment.

The term “Home Health Care Provider” means either a Home Health Agency or an Independent Home Health Care Provider that provides Home Health Care. A Home Health Care Provider cannot be a member of the Insured’s Immediate Family.

A Home Health Agency must meet one of the following requirements:

•	it is licensed as a Home Health Agency by the jurisdiction in which the Home Health Care is provided; or

•

it possesses one of the following certifications in the jurisdiction in which the Home Health Care is provided - Medicare Certification; Joint Commission of Accreditation of Health Care Organizations (JCAHO) Certification; or Community Health Accreditation Program (CHAP) Certification; or

•	it is an organization in the business of providing Home Health Care through its employees, which is functioning according to the laws of the jurisdiction in which it is located.

An Independent Home Health Care Provider means a care provider not employed by a Home Health Agency who meets one of the following requirements. He or she:

•

is a duly licensed registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, licensed social worker, or registered dietitian; or

•	must be currently qualified as a certified home health aide or certified nurse aide; or

•	must be currently included in a government sponsored nurse aide registry; or

•

in the case of a home health aide or nurse aide who does not meet one of the standards set forth above, such aide must present written proof of completion of an established training course which must include training in safely assisting persons with the Activities of Daily Living.

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The term “Hospice Care” means a program for meeting the Insured’s care needs if he or she is terminally ill. Terminally ill means there is no reasonable prospect of cure and the Insured has a life expectancy, as estimated by a Physician, of 12 months or less. Hospice Care must be provided by an organization that is licensed to provide such care according to the laws of the jurisdiction in which it is providing such care. Hospice Care is limited to those services received by the Insured.

The term “Immediate Family” means the Insured or the Insured’s spouse, or the following relatives of the Insured or the Insured’s spouse: parents, grandparents, siblings, children, stepchildren, grandchildren, and their respective spouses.

The term “Licensed Health Care Practitioner” means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

The term “Maximum Monthly Benefit Amount” means the death benefit of the policy as of the date we approve your request for Accelerated Benefit payments and the Elimination Period is completed, multiplied by the Monthly Acceleration Percentage (shown in the Specifications section of the policy). The Maximum Monthly Benefit Amount for any partial calendar month will be reduced proportionately for the number of days in the month for which no Monthly Benefit Payments are payable. A new Maximum Monthly Benefit Amount will be calculated for each new Period of Care, or upon the occurrence of any of the events described in the “Withdrawals, Sum Insured Reductions, Terminal Illness Accelerated Death Benefit” section of this rider, and in any other applicable sections of this rider.

The term “Medicaid” means the reimbursement system under Title XIX of the Federal Social Security Act, as amended.

The term “Medicare” means the reimbursement system under Title XVIII of the Federal Social Security Act, as amended.

The term “Nursing Care” means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker or registered dietitian.

The term “Nursing Home” means a facility which:

•	is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located; and

•	has services performed by or under the continual, direct and immediate supervision of a registered nurse, licensed practical nurse or licensed vocational nurse, on-site twenty-four (24) hours per day.

A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.

Nursing Home does not mean:

•	a hospital or clinic;

•	a rehabilitation hospital or facility;

•	an Assisted Care Living Facility;

•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide Custodial Care;

•	the Insured’s primary place of residence, including living quarters in a continuing care retirement community or similar entity; or

•	a facility for the treatment of alcoholism, drug addiction, or mental illness.

The term “Period of Care” means the period of time that:

•	begins with a Date of Service; and

•

ends on the earliest of (i) the date we receive written notice that the Insured is no longer receiving Qualified Long-term Care Services, (ii) the date we receive a written request from you to discontinue Accelerated Benefit payments, (iii) the date we determine that you are no longer eligible for the payment of benefits, in accordance with the terms of this rider, and (iv) the date of the Insured’s death.

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The term “Physician” means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered.

The term “Plan of Care” means a written plan for long-term care services designed especially for the Insured. This Plan of Care must specify the type, frequency and providers of all the services the Insured requires. A Licensed Health Care Practitioner must approve a Plan of Care.

The term “Qualified Long-Term Care Services” means the actual charges made by:

•	a Nursing Home or Assisted Care Living Facility for room, board and care services (such care services being Nursing Care, Custodial Care, Hospice Care and Respite Care);

•	a Home Health Care Provider for care and services covered by this rider; and

•	an Adult Day Care Center for attendance at such Adult Day Care Center.

Qualified Long-term Care Services do NOT include any of the following:

•

Physician’s charges; hospital and laboratory charges; prescription or non-prescription medication; medical supplies; durable medical equipment; transportation; and items and services furnished for the beautification, comfort, convenience, or entertainment of the Insured.

The term “Respite Care” means Nursing Care, Custodial Care or Hospice Care provided to the Insured when those who normally care for the Insured at home (generally family members, friends, neighbors, etc.) need relief from helping the Insured to perform the Activities of Daily Living. Such care includes confinement in a Nursing Home or an Assisted Care Living Facility, or Home Health Care.

The term “Substantial Assistance” means the Insured need hands-on or standby assistance more than half of the time the Activity of Daily Living is performed in a Calendar Week. Hands-on assistance means the physical assistance of another person without which the Insured would be unable to perform the Activity of Daily Living. Standby assistance means the presence of another person within arm’s reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while the Insured is performing the Activity of Daily Living.

ELIGIBILITY FOR PAYMENT OF BENEFITS

Subject to the conditions and limitations of this rider, you are eligible for an Accelerated Benefit payment under this rider if the Insured:

•	needs Substantial Assistance to perform at least two of the Activities of Daily Living; or

•	requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

LONG-TERM CARE BENEFITS

Monthly Accelerated Benefit Amount and Payment

Subject to the conditions, limitations, and exclusions described herein, we will determine a monthly Accelerated Benefit Amount equal to the lesser of (i) the charges incurred by the Insured for Qualified Long-Term Care Services, and (ii) the Maximum Monthly Benefit Amount, provided we receive evidence satisfactory to us that the Insured is:

•	confined in a Nursing Home or an Assisted Care Living Facility and is receiving Nursing Care, Custodial Care, Hospice Care or Respite Care; or

•	receiving Home Health Care, Hospice Care or Respite Care in his or her home, a rest home or in an Adult Day Care Center.

The monthly Accelerated Benefit Amount is based upon a Calendar Month time period and the Accelerated Benefit we have approved for that period.

If there is no outstanding indebtedness under the policy, the monthly Accelerated Benefit payment for any given period would be equal to the monthly Accelerated Benefit Amount for that period.

If there is outstanding indebtedness under the policy, a portion of each approved monthly Accelerated Benefit Amount will be used to repay a portion of the indebtedness under the policy (see the Loans section of this rider for details). The monthly Accelerated Benefit payment for that period will be equal to the monthly Accelerated Benefit Amount for that period minus the amount applied to loan repayment.

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Withdrawals, Sum Insured Reductions, Terminal Illness Accelerated Death Benefit

Any withdrawals, reductions in Sum Insured (other than reductions in Sum Insured arising solely under the provisions of this rider), or acceleration of the Death Benefit due to Terminal Illness, during a Period of Care under this rider, reduces the Maximum Monthly Benefit Amount, resulting in a new Maximum Monthly Benefit Amount, as determined by us. Such reduction will be effective as of the effective date of the withdrawal, reduction in Sum Insured, or acceleration of the Death Benefit. The new Maximum Monthly Benefit Amount is equal to (a) times (b), where:

(a)	equals the current Maximum Monthly Benefit Amount; and

(b)	equals the new death benefit of the policy divided by the current death benefit of the policy.

LIMITATIONS ON OR CONDITIONS FOR ELIGIBILITY FOR PAYMENT OF BENEFITS

Conditions

To receive Accelerated Benefit payments under this rider:

•	the Elimination Period must have been satisfied;

•	the Insured must receive Qualified Long-term Care Services covered under this rider and which are specified in a Plan of Care;

•	you must submit to us a current Plan of Care and written Proof of Loss for the Insured; and

•	we must determine that you are eligible for the payment of benefits under this rider.

You must ALSO provide us with one of the following written certifications:

•

A Licensed Health Care Practitioner must certify that the Insured is unable to perform at least two Activities of Daily Living due to the loss of functional capacity for a period expected to last at least 90 days.

•

A Licensed Health Care Practitioner must certify that the Insured requires substantial supervision to protect himself or herself from threats to health and safety due to the presence of a Cognitive Impairment.

Such written certification must be renewed and submitted to us every 12 months, otherwise Accelerated Benefit payments under this rider will discontinue on the first day following the expiry of the 12 month period.

Limitations

We will not make Accelerated Benefit payments for Qualified Long-Term Care Services incurred during the Elimination Period, or for any care, treatment, or charges described in the Non-Duplication of Benefits or Exclusions provisions, below. No monthly Accelerated Benefit Amount will exceed the Maximum Monthly Benefit Amount for any Calendar Month during any Period of Care. We may modify coverage under this rider following reinstatement.

Exclusions

Qualified Long-term Care Services does not include care or treatment:

•	for intentionally self-inflicted injury;

•	required as a result of alcoholism or drug abuse (unless drug abuse was a result of the administration of drugs as part of treatment by a Physician);

•	due to war (declared or undeclared) or any act of war, or service in any of the armed forces or auxiliary units;

•	due to participation in a felony, riot or insurrection;

•	for which no charge is normally made in the absence of insurance;

•	provided by a member of the Insured’s Immediate Family;

•	provided outside the fifty United States and the District of Columbia.

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Non-Duplication of Benefits

Qualified Long-Term Care Services does not include charges covered under any of the following:

•	Medicare (including amounts that would be reimbursable but for the application of a deductible or coinsurance amounts).

•	any other governmental program (except Medicaid).

•	any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law.

EFFECT ON POLICY

Restrictions on Transfers

During each Period of Care, we will automatically transfer any Account Value in a Variable Account to the Fixed Account. Such transfer will be made at the end of the Valuation Date following our approval of a request for Accelerated Benefit payments and completion of the Elimination Period. No transfer of Account Value from the Fixed Account to a Variable Account will be permitted following our approval of a request for Accelerated Benefit payments during any given Period of Care. Upon expiry of a Period of Care, the unloaned portion of the Account Value will remain in the Fixed Account unless we receive written notice satisfactory to us requesting reallocation of such assets. Any reallocations will be effective at the end of the Valuation Period in which we receive such written notice. The amount and frequency that may be transferred will be subject to any restrictions imposed under the terms of the policy.

Allocation of Premium Payment

Following approval of a request for Accelerated Benefit payments and completion of the Elimination Period, no premium payment may be allocated to a Variable Account during any Period of Care following our approval of a request for Accelerated Benefit payments, unless we approve otherwise.

Sum Insured

Each monthly Accelerated Benefit Amount we approve reduces the current Sum Insured, resulting in a new Sum Insured. The new Sum Insured is equal to (a) minus the product of (b) times (c), where:

(a)	equals the current Sum Insured;

(b)	equals the monthly Accelerated Benefit Amount; and

(c)	equals the current Sum Insured divided by the current death benefit of the policy.

A reduction in Sum Insured resulting solely from a monthly Accelerated Benefit Amount will not reduce the Maximum Monthly Benefit Amount for the current Period of Care.

Account Value

Each Accelerated Benefit Amount we approve reduces the current Account Value, resulting in a new Account Value. The new Account Value is equal to (a) times (b), where:

(a)	equals the new Sum Insured (as determined above), divided by the current Sum Insured; and

(b)	equals the current Account Value.

Loans

If there is any outstanding indebtedness at the time we approve an Accelerated Benefit Amount, a portion of that Accelerated Benefit Amount will be deemed a loan repayment and reduce the amount of the monthly Accelerated Benefit payment otherwise payable to you or your designee. The amount deemed to be a loan repayment is equal to (a) times (b) where:

(a)	equals the amount of indebtedness immediately prior to approval of the monthly Accelerated Benefit Amount; and

(b)	equals 1 minus the ratio of the new Sum Insured (as determined above) divided by the current Sum Insured.

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EXTENSION OF BENEFITS WHEN OWNER IS THE INSURED

If you are the Insured, and the policy lapses, terminating this rider while you are confined in a Nursing Home, benefits for such Nursing Home confinement will be continued during the lifetime of the Insured until the earlier of the following dates:

•	the date you are discharged from the Nursing Home; or

•	the date when the Sum Insured remaining after any Monthly Benefit Payment is zero.

If your benefits are continued under this Extension of Benefits provision, we will calculate the Sum Insured remaining as if your policy had remained in force, but NO death benefit will be payable to the beneficiary under the policy.

This Extension of Benefits will be subject to all of the provisions of this rider (including but not limited to the Elimination Period and Eligibility for the Payment of Benefits.)

CLAIMS

Request for Accelerated Benefit Payments

To file a request for Accelerated Benefit payments, you must first notify us that the Insured is currently receiving or plans to receive services covered by this rider. You can notify us by:

•	writing to us at our Home Office; or

•	by calling us at our Home Office at [1-800-543-6415].

The notice must include:

•	your name and the Insured’s name;

•	your policy number; and

•	the type of care the Insured is, or plans to receive.

If you send us written notice, the notice must be mailed to us postmarked within 30 days after the services begin, or as soon as reasonably possible. If you notify us by telephone, you must call us within 30 days after the services begin or as soon as reasonably possible. We will confirm, in writing, the notification within 15 days after we receive such notification.

Claim Forms and Proof of Loss

When we receive your notice of a request for Accelerated Benefit payments, we will send you claim forms for filing a Proof of Loss. You must file Proof of Loss with our Home Office. Proof of Loss means detailed written documentation which describes and confirms: the Insured’s inability to perform any of the Activities of Daily Living or Cognitive Impairment; the Insured’s confinement in a Nursing Home or Assisted Care Living Facility; or the Home Health Care, Adult Day Care, Hospice Care or Respite Care the Insured is receiving.

This documentation includes:

•	the completed claim forms;

•	confirmation of provider licensure as required by the jurisdiction in which it is located;

•	copies of medical records (or we may consult with the Insured’s primary Physician and provider by telephone at our option);

•	providers’ daily notes of care;

•	itemized bills for the Insured’s care and services; and

•	the Insured’s Plan of Care.

We will send claim forms to you within 15 days after having received your claim notification. If we do not provide you with the claim forms within 15 days after having received such notification, you will be able to satisfy the Proof of Loss provision by giving us written proof of the nature and extent of the loss.

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Proof must be given to us prior to our receipt of due proof of the Insured’s death, and within ninety (90) days after the first Date of Service. Failure to give us proof within the 90 day period shall not invalidate nor reduce any request for Accelerated Benefit payments if it was not reasonably possible for you to give proof within such time. However, the proof must be given to us as soon as reasonably possible and prior to our receipt of due proof of the Insured’s death, and in no event, except in the absence of legal capacity, later than one year from the time proof is otherwise required.

We must receive a signed consent form from all irrevocable beneficiaries, if any, and all assignees, if any. We also reserve the right to require a consent form from any person if, in our discretion, such person’s consent is necessary to protect our interest. Any such consent will be in effect for the length of the current claim.

Timing of Accelerated Benefit Payments

We will make Accelerated Benefit payments for any loss covered by this rider provided we receive Proof of Loss as described above. We will make these payments on a monthly basis, after services have been rendered.

Accelerated Benefit Payments, Non-Duplication of Death Benefit, and Discharge of Liability

All Accelerated Benefit payments will be paid to you or an alternative payee as designated by you or your legal representative. Any remaining Death Benefit will be paid under the terms of the policy, following our receipt of due proof of the Insured’s death.

Any Accelerated Benefit payments made under this rider will reduce the Death Benefit payable to the beneficiary under the policy as indicated above under “EFFECT ON POLICY.”

At our option, any Accelerated Benefit payment of $1,000 or less may be paid to an alternative payee, if such benefit is payable to any person who is a minor or otherwise not competent to give a valid release. The alternative payee must be a person who is deemed by us to be justly entitled to the benefit. Also, the alternative payee must be related you by blood or marriage.

We will be fully discharged and released from all liability to you, and any alternative payee, any assignee, and any beneficiary under the policy to the extent of any payment made in good faith under this rider.

Examinations and Assessments

We will have the right and the opportunity to examine the Insured and/or perform an on-site geriatric nursing assessment of the Insured when and as often as we may reasonably require while a claim is pending. Any such examination will be at our expense.

Appeals

We will notify you in writing if we do not approve your request for Accelerated Benefit payments, and provide you with a written explanation of the reasons for the denial. You will then have the right to appeal our claims decision and request that we make all information directly related to such denial available to you. We will provide you with such requested information within 60 days from the date we receive your written request.

You must put this appeal or request for information in writing (no special form is necessary) and send it to:

[Retail Long-Term Care Claims Administration

John Hancock Home Office

P.O. Box 717

Boston, MA 02117

Attn: Manager of Claims Administration]

In your appeal, you should:

•	state why you disagree with our determination;

•	state what other factors (if any) we should take into consideration;

•	identify whom we could contact (including names, addresses, and phone numbers) to gather the pertinent information regarding the Insured’s care; and

•	identify the facilities in which the Insured received care.

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You may authorize someone else to act for you in this appeals process. We have a Claim Appeals Review Board that will consider your appeal. If the Board needs additional information to objectively evaluate your appeal, they will use at least one of the following resources:

•	a Physician Advisor who is a Physician living near the Insured who will assess the Insured’s condition and report it to us;

•	an on-site geriatric assessment; or

•	medical records from the Insured’s Physician(s) and/or provider(s) of care.

All requests for information will be at our expense.

The Claim Appeals Review Board will then make one of two determinations:

•	overturn the initial claim determination and pay any benefits due; or

•	uphold the initial claim determination.

Legal Action

You cannot bring suit against us to recover on this rider during the 60 days after written Proof of Loss has been given to us, as required by this rider. Also, you cannot bring suit against us to recover on this rider after three years from the date written Proof of Loss is required to be given.

Time Limit on Certain Defenses

If this rider has been in effect for less than six months we may rescind it or deny an otherwise valid claim if the application contained a misrepresentation that is material to the acceptance of the application for this rider.

If this rider has been in effect for at least six months but less than two years, we may rescind it or deny an otherwise valid request for Accelerated Benefit payments if the application contained a misrepresentation that is both:

•	material to the acceptance of the Insured’s application; and

•	pertains to the condition for which the claim is made.

After this rider has been in effect for two years, it is incontestable except for relevant facts relating to the Insured’s health that the Insured knowingly and intentionally misrepresented.

In the event this rider is rescinded after we have made Accelerated Benefit payments, we may not recover the payments already made, but we will reduce the Death Benefit by the amount of such payments.

GENERAL PROVISIONS

Grace Period

The Grace Period provision of the policy shall also apply to this rider. During the Grace Period this rider will stay in effect.

The notice provided under the policy will be provided to you and the person or persons you designate. The application for this rider may name the person or persons to receive notice. You may change the designation at any time. We will provide you with a reminder of the right to change this written designation every two years.

Added Protection Against Termination

If this rider terminates while the Insured would otherwise meet the eligibility criteria set forth in the provision “Eligibility for the Payment of Benefits”, this rider may be reinstated, if you provide written request within 5 months of the date of termination, and if all the following conditions are met:

•	the policy is reinstated in accordance with its reinstatement provision;

•	you furnish us with satisfactory proof that the Insured would have qualified for benefits (if not for the Elimination Period) on the date of termination; and

•	you pay all unpaid overdue Rider charges for this rider.

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The reinstated rider will not provide for Accelerated Benefit payments during the period from the date of lapse to the date of reinstatement. Except for this and any new provisions added in connection with reinstatement, your rights and ours under this rider will be the same as they were just before the rider terminated. A physical or mental condition will be considered to have begun when advice is supplied or treatment is recommended by or received from a Physician.

Changes to this Rider

No change to this rider will be valid until approved by our President or Secretary. No agent may change this rider or waive any of its provisions.

Right to Recovery

If we make Accelerated Benefit payments in a total amount that is, at any time, in excess of the Accelerated Benefit payments that are payable under the provisions of this rider, we will have the right, but not the obligation, to recover such excess from:

•	any persons to, or for, or with respect to whom, such payments were made; and

•	any organization which should have made such payments.

Any such excess payment, if not recovered during the Insured’s lifetime, shall reduce the Death Benefit.

Termination

This rider will terminate, and no further benefits will be paid (except as provided in the “Extension of Benefits When Owner is the Insured” and “Added Protection Again Termination” provisions), on the earliest of:

(a)	the lapse or termination of the policy; or

(b)	the payment or application of the Surrender Value; or

(c)	the date this rider is discontinued on written request; or

(d)	the date we receive due proof of the Insured’s death; or

(e)	the date when the Sum Insured remaining after any monthly Accelerated Benefit payment is zero.

After termination, no further premium will be payable for this rider.

Signed for the Company at Boston, Massachusetts.

Secretary

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